FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 17, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for August 17, 2006 and incorporated by reference herein is the Registrant’s immediate report dated August 17, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: August 17, 2006

BluePhoenix Offers On-Demand Webcast Featuring
Analyst Phil Murphy From an Independent Research Firm on
Legacy Application Modernization

Follows on Heels of Successful Live Event;
Provides Key Insights Into Legacy Issues

CARY, N.C. & HERZLIA, Israel – August 17, 2006 – BluePhoenix Solutions (NASDAQ: BPHX – News), a leader in Enterprise IT Modernization, today announced the availability of an on-demand Webcast on “Legacy Application Modernization – Migrate or Stagnate.” Forrester’s Phil Murphy of Forrester Research is the featured presenter.

“After hosting an extremely successful event with several hundred registrations, we decided to extend the value of Phil Murphy’s insights by offering this Webcast on-demand,” said Tsipora Cohen, vice president of worldwide marketing, BluePhoenix Solutions. “Using survey results and methods to evaluate the fate of existing applications, Phil provides recommended approaches and solutions based upon companies’ legacy system situations.”

The premise of the Webcast is that to remain competitive, organizations must leverage existing systems without giving up business agility. Murphy addresses the critical questions being asked by CIOs and CTOs today, including:

—	How long do we have before we must move from legacy databases such as IMS, IDMS, ADABAS, VSAM, or Datacom DB?
—	How long do we have before we must move off a 3GL (3rd Generation Language) or 4GL such as Natural, ADSO, PowerBuilder, or PL/I?
—	How do we approach database and application migration?
—	Can we do legacy modernization projects in-house, or should we look for help?
—	SOA enablement of migrated applications - can we do it and if so how?

Interested parties may attend the one-hour on-demand Webcast at
http://www.bphx.com/news/migrate_stagnate_web.cfm

About Phil Murphy, Forrester
Phil Murphy is a principal analyst in Forrester’s IT Management research group. His focus is on the technology and processes that enable organizations to analyze and quantify their application portfolios. Phil has written several research articles concerning strategic decision-making about which applications to retire, redevelop, modernize, or outsource.

About BluePhoenix (www.bphx.com)
BluePhoenix (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services helps customers grow revenue, reduce costs, shorten time to market, and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application, and platform migrations; field transformations; system standardizations; application development and redevelopment; and application outsourcing.

Its solutions serve companies from numerous, diverse industries, such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, RSI, SDC Udvikling, and TEMENOS. BluePhoenix has 12 offices in the USA, UK, Denmark, Germany, Italy, the Netherlands, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com